                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934





                              Checkfree Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  162812 10 1
                                 (CUSIP Number)


    Catherine L. Valentine, Esq.                Kenneth A. Linhares, Esq.
             Intuit Inc.                           Fenwick & West LLP
         2535 Garcia Avenue                       Two Palo Alto Square
      Mountain View, CA  94043                    Palo Alto, CA  94306
            (415) 944-6000                           (415) 494-0600

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 27, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------------------

CUSIP NO.         162812 10 1
---------------------------------

-------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
   1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       INTUIT INC.; 77-0034661
-------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)  |_|
   2                                                                (B)  |_|

-------------------------------------------------------------------------------
   3   SEC USE ONLY

-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS     AF; 00 (1)
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION   DELAWARE (USA)
-------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
      NUMBER
        OF               12,600,000
                   ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
       OWNED             NOT APPLICABLE
                   ------------------------------------------------------------
        BY           9   SOLE DISPOSITIVE POWER
       EACH
     REPORTING           12,600,000
                   ------------------------------------------------------------
      PERSON         10  SHARED DISPOSITIVE POWER
       WITH
                         NOT APPLICABLE
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,600,000
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         |_|

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       23.3%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO

-------------------------------------------------------------------------------

----------------------------------------------

(1)  See Item 3 of this Schedule 13D.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, $0.01 par value per share ("Common Stock"), of Checkfree Corporation, a Delaware corporation (the "Issuer"). The 12,600,000 shares of the Issuer's Common Stock which are the subject of this statement will be referred to as the "Shares" throughout this statement. The principal executive offices of the Issuer are located at 4411 East Jones Bridge Road, Norcross, Georgia 30092.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is filed on behalf of Intuit Inc., a Delaware corporation ("Intuit"). Intuit develops, markets and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies. The address of Intuit's principal business and its principal office is 2535 Garcia Avenue, Mountain View, California 94043.

            The following is a list of the directors and executive officers of
Intuit:


                               BOARD OF DIRECTORS

                                PRESENT PRINCIPAL
NAME AND BUSINESS ADDRESS          OCCUPATION              CITIZENSHIP
-------------------------          ----------              -----------
Christopher W. Brody             Managing Director, E.M.   United States
E. M. Warburg, Pincus & Co.,     Warburg, Pincus & Co.,    of America
Inc.                             Inc.
466 Lexington Avenue
New York, NY 10017

William V. Campbell              President and Chief       United States
2535 Garcia Avenue               Executive Officer of      of America
Mountain View, CA 94043          Intuit

Scott D. Cook                    Chairman of the Board of  United States
2535 Garcia Avenue               Directors of Intuit       of America
Mountain View, CA 94043

L. John Doerr                    General Partner, Kleiner, United States
Kleiner, Perkins, Caufield &     Perkins, Caufield & Byers of America
Byers
2750 Sand Hill Road
Menlo Park, CA 94025

Michael R. Hallman               President, The Hallman    United States
The Hallman Group                Group                     of America
15702 NE 135th Street
Redmond, WA 98502-1756

Burton J. McMurtry               General Partner of the    United States
Technology Venture Investors     General Partner of        of America
2480 Sand Hill Road, Suite 101   Technology Venture
Menlo Park, CA 94025             Investors


                               EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS      PRESENT PRINCIPAL OCCUPATION(1)   CITIZENSHIP
-------------------------      -------------------------------   -----------
Scott D. Cook                    Chairman of the Board of         United
2535 Garcia Avenue               Directors                        States of
Mountain View, CA 94043                                           America

William V. Campbell              President, Chief Executive       United
2535 Garcia Avenue               Officer and Director             States of
Mountain View, CA 94043                                           America

Eric C.W. Dunn                   Senior Vice President            United
2535 Garcia Avenue                                                States of
Mountain View, CA 94043                                           America

Alan A. Gleicher                 Vice President                   United
2535 Garcia Avenue                                                States of
Mountain View, CA 94043                                           America

William H. Harris, Jr.           Executive Vice President         United
2535 Garcia Avenue                                                States of
Mountain View, CA 94043                                           America

James J. Heeger                  Chief Financial Officer and      United
2535 Garcia Avenue               Senior Vice President            States of
Mountain View, CA 94043                                           America

Virginia L. Miller               Corporate Treasurer and          United
2535 Garcia Avenue               Director of Investor             States of
Mountain View, CA 94043          Relations                        America

John Monson                      Senior Vice President            United
2535 Garcia Avenue                                                States of
Mountain View, CA 94043                                           America

Greg J. Santora                  Vice President and Chief         United
2535 Garcia Avenue               Accounting Officer               States of
Mountain View, CA 94043                                           America

Catherine L. Valentine           General Counsel and Secretary    United
2535 Garcia Avenue                                                States of
Mountain View, CA 94043                                           America

-------------------------

(1) The present principal occupation of all executive officers of Intuit is with Intuit.

            During the last five years, neither Intuit nor, to the best of Intuit's knowledge, any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pursuant to an Agreement and Plan of Merger dated as of September 15, 1996, as amended (the "Plan") by and among the Issuer, Intuit, Checkfree Acquisition Corporation II, a Delaware corporation and wholly-owned subsidiary of the Issuer ("Acquisition") and Intuit Services Corporation, a Delaware corporation and wholly-owned subsidiary of Intuit ("ISC"), Intuit acquired the Shares from the Issuer in consideration for the merger (the "Merger") of the Issuer's wholly-owned subsidiary Acquisition with and into Intuit's wholly-owned subsidiary ISC in a reverse triangular merger, pursuant to which the Issuer acquired all of the outstanding stock of ISC. The Merger became effective on January 27, 1997 (the "Effective Time").

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of the acquisition of the Issuer's Shares was the merger of the Issuer's wholly-owned subsidiary Acquisition with and into Intuit's wholly-owned subsidiary ISC, in accordance with the Plan. On January 27, 1997, the Issuer's stockholders approved the terms of the Plan. No approval of the Plan was required by Intuit's stockholders. On January 27, 1997, the sole stockholder of Acquisition and the sole stockholder of ISC each approved the terms of the Plan. The Merger became effective by the filing of a Certificate of Merger between Acquisition and ISC with the Delaware Secretary of State on January 27, 1997.

            Prior to consummating the Merger, Intuit provided electronic home banking and electronic bill payment services and other related on-line services through its ISC subsidiary. Intuit concluded that it was in its best long-term interests to focus the efforts of its management on Intuit's core business of developing and marketing "front-end" software products and services, rather than devoting substantial management time and effort to building ISC's transactions processing business. Accordingly, Intuit elected to dispose of the ISC business to Checkfree in the Merger in exchange for the Shares in order to achieve this objective while retaining an indirect interest in ISC's business through an ownership stake in Checkfree Common Stock.

      (a) To account for its investment in the Shares on the cost method of accounting, Intuit must ultimately retain less than twenty percent (20%) of the outstanding

            Common Stock of Checkfree. Accordingly, Intuit currently intends to meet this requirement by selling approximately 2,000,000 Checkfree Shares within several months following registration of the resale of the Shares by Checkfree under the Securities Act of 1933, as amended. Such sales may be made through open market sales in accordance with Rule 144 under the Securities Act of 1933, as amended, by the exercise of registration rights granted to Intuit by Checkfree in the Merger (see Item 6 below), through private sales, through broker-dealers, directly to one or more purchasers or otherwise. The exact number of Shares to be sold, and the price or manner of such anticipated sales, has not been finally determined. Further sales of Shares may be made by Intuit in the future, but no such sales are currently planned. Intuit does not have any plans or proposals which would relate to or would result in the acquisition of additional securities of the Issuer.

      (b) Intuit does not presently have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) Intuit does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

      (d) Pursuant to the Plan, for so long as Intuit holds no less than 10% of the outstanding shares of the Issuer's Common Stock, the Issuer must permit one representative of Intuit to attend all meetings of the board of directors of the Issuer in a non-voting observer capacity.

            Intuit has made no changes to the board of directors or management of the Issuer and has no present plans or proposals to make any changes in the present board of directors or management of the Issuer, including any changes in the number or term of directors or the filling of any existing vacancies on the board of directors. Intuit may exercise its right pursuant to the Plan to send its representative to meetings of the Issuer's board of directors in a non-voting observer capacity.

      (e) Intuit does not presently have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

      (f) Intuit does not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

      (g) Intuit does not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

      (h) Intuit does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) Intuit does not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
            Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      (j) Intuit does not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this statement, Intuit beneficially owns a total of 12,600,000 shares of the Issuer's Common Stock. The 12,600,000 shares of Common Stock beneficially owned by Intuit on the date of this statement represent a beneficial ownership of approximately 23.3% of the Issuer's outstanding shares of Common Stock, based upon the Issuer's statement in its Form 10-Q for the quarter ended September 30, 1996, as amended December 9, 1996, that 41,450,064 shares of Common Stock were outstanding on November 6, 1996 (to which were added the 12,600,000 shares of Common Stock issued to Intuit in the Merger on January 27,
            1997).

      (b) Intuit has sole power to vote and to direct the vote of, and sole power to dispose or to direct the disposition of, all 12,600,000 shares of the Issuer's Common Stock which it beneficially owns on the date of this statement.

      (c) Except as set forth herein, Intuit has not effected any transaction in the Issuer's Common Stock during the past 60 days, and, to the best of its knowledge, no person named in Item 2 has effected any transactions in the Issuer's Common Stock during the past 60 days.

      (d) No other person is known to Intuit to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by Intuit on the date of this statement.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ESCROW AGREEMENT

            Intuit, the Issuer and Key Trust Company of Ohio, N.A., entered into the Escrow Agreement dated as of January 27, 1997 (the "Escrow Agreement"). Pursuant to the Plan and the Escrow Agreement, until the first anniversary of the Effective Time of the Merger (i.e., January 27, 1998), ten percent (10%) of the Shares (i.e., 1,260,000 shares) will be held in escrow as security for certain indemnification obligations of Intuit under the Plan.

STOCK RESTRICTION AGREEMENT

            Intuit and the Issuer have entered into an Amended and Restated Checkfree Corporation Stock Restriction Agreement dated as of September 15, 1996 (the "Stock Restriction Agreement"). The Stock Restriction Agreement restricts Intuit's ability to sell and purchase the Shares, solicit proxies from the Issuer's stockholders and initiate or participate in any group which has the purpose of changing the control of the Issuer. The Stock Restriction Agreement will irrevocably terminate at the first time that Intuit shall beneficially own less than ten percent (10%) of the Issuer's outstanding Common Stock.

            Under the Stock Restriction Agreement, Intuit may sell shares of the Issuer's Common Stock:

            (a) to any "Qualified Institutional Buyer" (defined as a person who, assuming such person's ownership of five percent (5%) or more of the Issuer's Common Stock, would be eligible to file reports of beneficial ownership on Schedule 13G as prescribed by the Securities and Exchange Commission
                  ("SEC") because such person fits the description in Rule 13d-1(b)(1)(i) under the Exchange Act (as such Rule was in effect on September 15, 1996) so long as the Qualified Institutional Buyer would own, after such purchase from Intuit, not more than ten percent (10%) of the then outstanding shares of the Issuer's Common Stock; except that, in the case of a sale in accordance with sections (c),
                  (d) or (e) below and certain additional requirements, no restrictions under this section (a) will apply;

            (b) to any person who is not a Qualified Institutional Buyer ("Other Buyer") so long as such Other Buyer would own, after such purchase from Intuit, not more than five percent (5%) of the then outstanding shares of the Issuer's Common
                  Stock; except that, in the case of a sale in accordance with sections (c), (d) or (e) below and certain additional requirements, no restrictions under this section (b) will apply;

            (c) in compliance with SEC Rule 144 under the Securities Act of 1933, as amended (the "Securities Act");

            (d) pursuant to underwritten public offerings of the Issuer's Common Stock in which the parties have mutually approved the managing underwriters;

            (e) pursuant to offerings of the Issuer's Common Stock that are not underwritten but are registered under the Securities Act pursuant to a shelf registration under Rule 415 of the Securities Act that has been effected pursuant to the Registration Rights Agreement described below; and

            (f) in any other manner that the Issuer agrees to in advance in writing.

            Pursuant to the Stock Restriction Agreement, Intuit has agreed that it may purchase shares of the Issuer's Common Stock only where such purchase would result in Intuit's beneficial ownership of not more than fifteen percent (15%) of the then outstanding shares of the Issuer's Common Stock, except where Intuit has received the prior written consent of the Issuer's board of directors or the Issuer's authorized representative; provided, however, that Intuit may not hold more than the number of shares of the Issuer's Common Stock issued to it in the Merger so long as the Stock Restriction Agreement remains in effect.

            Under the Stock Restriction Agreement, Intuit agreed not to solicit proxies from the Issuer's stockholders in opposition to any recommendation of the Issuer's board of directors. Further, Intuit agreed not to initiate or participate in any group which proposes, without the support of the Issuer's board of directors, any change in the control of the Issuer, whether by tender offer, merger, or otherwise. In any event, Intuit, itself, is permitted to make such an offer or proposal to the Issuer's board of directors; provided, however, that any such offer or proposal by Intuit shall be made on a strictly confidential basis and shall not be publicly disclosed without the prior consent of the Issuer's board of directors.

REGISTRATION RIGHTS AGREEMENT

            Intuit and the Issuer entered into the Amended and Restated Registration Rights Agreement as of September 15, 1996 (the "Registration Rights Agreement") which provides, among other things, with respect to the Shares the following (a) registration rights and (b) restrictions.

            As soon as practicable after the Effective Time of the Merger, the Issuer is required to file a registration statement on Form S-3 for a continuous registered shelf offering under Rule 415 of the Securities Act (the "Shelf Registration Statement") covering all of the Shares. The Issuer agreed to continuously maintain the effectiveness of the Shelf Registration Statement at all times until the second anniversary of the Effective Time of the Merger. For as long as Intuit may be an affiliate of the Issuer as defined in the Securities Act, the amount of Shares that may be sold by Intuit in each sale of Shares in reliance on the Shelf Registration Statement, together with all sales of other shares of the Issuer's Common Stock for the account of Intuit within the preceding three months (excluding any sales of the Issuer's Common Stock by Intuit pursuant to Demand Registrations (defined below) or Piggyback Registrations (defined below)), shall not exceed the greater of (i) one percent (1%) of the shares of the Issuer's Common Stock outstanding as shown by the most recent report or statement published by the Issuer, or (ii) the average weekly reported volume of trading in shares of the Issuer's Common Stock on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding Intuit's delivery to the Issuer of the required prior written notice of a sale of Shares in reliance on the Shelf Registration Statement. Shares sold by Intuit in reliance on the Shelf Registration Statement must have a minimum aggregate sale price of at least $250,000. For sales of Shares in reliance on the Shelf Registration Statement, Intuit is required to bear all of its selling expenses and the fees and disbursements of counsel for Intuit, while the Issuer must bear all of the rest of the registration expenses.

            Subject to certain limitations, Intuit may also require the Issuer to file a registration statement under the Securities Act with respect to the Shares (a "Demand Registration"). Intuit may request only one Demand Registration per calendar year and must request that at least 20% of the Shares issued to it in the Merger be registered in such Demand Registration, except that (i) the first Demand Registration may be for such lesser number of Shares as would reduce Intuit's ownership of the Issuer's Common Stock to less than 20% of the outstanding shares of the Issuer's Common Stock, and (ii) if Intuit is prevented by factors outside its control from registering the minimum number of Shares required under the Registration Rights Agreement, Intuit may nevertheless register such lesser number of Shares as it is able to register. Intuit may request that the Shares registered in a Demand Registration be offered by means of an underwriting. For an underwritten offering of the Issuer's securities, the underwriters may reduce the number of shares to be included in the Demand Registration, but shall not limit the Shares to be included by Intuit unless all other securities are first entirely excluded. For sales of Shares in reliance on Demand Registrations, Intuit is required to bear all of its selling expenses and its "pro rata" share of one-half of the registration expenses. Intuit's "pro rata" share is the percentage obtained by dividing the number of Shares registered and sold by Intuit in the offering by the total number of shares of the Issuer's Common Stock sold in the offering by all parties other than the Issuer.

            If the Issuer proposes to register any of its securities under the Securities Act, it must give prior notice to Intuit and permit Intuit, subject to certain limitations, to include in such registration all or part of the Shares (a "Piggyback Registration"). An underwriter may reduce the number of Shares to be included in a Piggyback Registration, subject to certain limitations. For sales of Shares in reliance on Piggyback Registrations, Intuit is required to bear all of its selling expenses and the fees and disbursements of counsel for Intuit, while the Issuer must bear all of the rest of the registration expenses.

            For so long as it holds at least 5% of the Issuer's outstanding voting equity securities and subject to certain other conditions, Intuit has agreed, if requested by the Issuer or the underwriters managing an underwritten offering of the Issuer's securities, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any of its Shares without the prior written consent of the Issuer or such underwriters for a period not to exceed 90 days from the effective date of such registration.

            The Registration Rights Agreement will terminate (a) if all the Shares issued to Intuit in the Merger have been registered and sold pursuant to registrations effected pursuant to the Registration Rights Agreement or (b) after the fifth anniversary of the Effective Time of the Merger (except that if the Issuer deferred, pursuant to the Registration Rights Agreement, a Demand Registration, then this date shall be extended by one calendar year for each such deferral).

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            The following documents are filed as exhibits hereto:

             Exhibit 7.1: Agreement and Plan of Merger, dated as of September 15, 1996, among the Issuer, Acquisition, Intuit and ISC.

             Exhibit 7.2: Amendment No. 1 to Agreement and Plan of Merger, dated as of September 15, 1996, among the Issuer, Acquisition, Intuit and ISC.

             Exhibit 7.3: Escrow Agreement, dated as of January 27, 1997, among the Issuer, Intuit and Key Trust Company of Ohio, N.A.

             Exhibit 7.4: Amended and Restated Checkfree Corporation Stock Restriction Agreement, dated as of September 15, 1996, between the Issuer and Intuit.

             Exhibit 7.5: Amended and Restated Registration Rights Agreement, dated as of September 15, 1996, between the Issuer and Intuit.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 1997


INTUIT INC.


By:  /s/ CATHERINE L. VALENTINE
    ----------------------------
     Catherine L. Valentine
     Secretary

                                  EXHIBIT INDEX



                                                         Sequentially
  Exhibit        Document Description                    Numbered Page
  -------        --------------------                    -------------
  Exhibit 7.1:  Agreement and Plan of Merger, dated
                as of September 15, 1996, among the
                Issuer, Acquisition, Intuit and ISC.

  Exhibit 7.2:  Amendment No. 1 to Agreement and Plan
                of Merger, dated as of September 15,
                1996, among the Issuer, Acquisition,
                Intuit and ISC.

  Exhibit 7.3:  Escrow Agreement, dated as of
                January 27, 1997, among the
                Issuer, Intuit and Key Trust Company
                of Ohio, N.A.

  Exhibit 7.4:  Amended and Restated Checkfree
                Corporation Stock Restriction
                Agreement, dated as of
                September 15, 1996, between the Issuer
                and Intuit.

  Exhibit 7.5:  Amended and Restated Registration
                Rights Agreement, dated as of
                September 15, 1996, between the Issuer
                and Intuit.